

November 21, 2013

<u>Via U.S. postal mail</u>
Mr. Richard A. Johnson
Chief Executive Officer
Wholehealth Products, Inc.
2012 Business Center Drive, Suite 115I
Irvine, California 92612

> **Re:** **Wholehealth Products, Inc.**
> **Form 10-K for the Fiscal Year ended August 31, 2012**
> **Filed December 14, 2012**
> **Form 10-K/A for the Fiscal Year ended August 31, 2012**
> **Filed January 30, 2013**
> **Form 10-Q for the Fiscal Quarter ended May 31, 2013**
> **Filed September 16, 2013**
> **File No. 0-52309**

Dear Mr. Johnson:

We issued comments to you on the above captioned filings on September 17, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 6, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Lily Dang at (202) 551-3867 or me at (202) 551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief